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                           May 7, 2021

       Michael Roper
       Chief Executive Officer
       Muscle Maker, Inc.
       308 East Renfro Street, Suite 101
       Burleson, Texas 76028

                                                        Re: Muscle Maker, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 30,
2021
                                                            File No. 333-255700

       Dear Mr. Roper:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at 202-551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Stephen Fleming